UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 13, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

ALL EMPLOYEES SAFELY RETURNED TO SURFACE AT KUSASALETHU

Johannesburg, 13 January 2017: Harmony Gold Mining Company Limited (“Harmony”) is pleased to advise that all employees have safely returned to surface at the Kusasalethu mine near Carletonville.

Employees returned to surface shortly before 12:00pm last night following all-night discussions between management and union leadership.

A thorough independent investigation into the circumstances surrounding the illegal sit-in, which lasted nearly 48 hours, will be conducted. Production at the mine will proceed over the weekend.

Harmony CEO, Peter Steenkamp said: “We are pleased that a resolution has been reached and that all our employees have returned to surface safely.”
Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Charmane Russell
Email: charmane@rair.co.za
+27(0) 82 372 5816 (mobile)

13 January 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 13, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director